SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

___________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. _____________)1

Orthovita, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

68750U1025

(CUSIP Number)

July 2, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]

Rule 13d-1(b)

[ X ]

Rule 13d-1(c)

[    ]

Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   68750U1025

Page 1 of 4 Pages

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). ANGIOTECH PHARMACEUTICALS, INC. 98-0226269
2	Check the Appropriate Box if a Member of a Group * (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power: 5,681,818
	6	Shared Voting Power: 0
	7	Sole Dispositive Power: 5,681,818
	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,681,818
10	Check Box If the Aggregate Amount in Row 9 Excludes Certain Shares * ☐
11	Percent of Class Represented by Amount in Row 9: 12.2%
12	Type of Reporting Person*: CO

* See instructions before filling out.

CUSIP No.   68750U1025

Page 2 of 4 Pages

Item

1

(a)

Name of Issuer:

Orthovita, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

45 Great Valley Parkway, Malvern, PA 19355

Item

2

(a)

Name of Person Filing:

Angiotech Pharmaceuticals, Inc.

(b)

Address of Principal Business Office or, if none, Residence:

1618 Station Street, Vancouver, BC V6A 1B6, Canada

(c)

Place of Organization:

British Columbia, Canada

(d)

Title of Class of Securities:

Common Stock, $.01 par value per share

(e)

CUSIP Number:

034918102

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)

☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)

☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)

☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)

☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)

☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)

☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.   68750U1025

Page 3 of 4 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

5,681,818

(b)

Percent of class:

12.2%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:  5,681,818

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  5,681,818

(iv)

Shared power to dispose or to direct the disposition of:  0

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.   68750U1025

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2004

________________________________________________

Date

/s/ David M. Hall

________________________________________________

Signature

David M. Hall, Chief Financial Officer

________________________________________________

Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001).